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                                                                       EXHIBIT R




FOR IMMEDIATE RELEASE
DECEMBER 14, 1995

CONTACT:
NEIL MCDERMOTT, (215) 841-4122                    J. B. MITCHELL, (215) 841-5800

PECO ENERGY COMPANY ANNOUNCES THE RESULTS OF ITS OFFER TO EXCHANGE TRUST RECEIPTS ("TOPrS")

PECO Energy Company announced today that based on a preliminary count by the exchange agent, 3,123,983 Depositary Shares (or 55.8% of the 5,600,000 Depositary Shares outstanding before the exchange offer) have been tendered pursuant to PECO Energy Company's offer to exchange the Depositary Shares for Trust Receipts ("TOPrS"). Of the 3,123,983 Depositary Shares tendered, 40,741 were tendered by using a notice of guaranteed delivery. The Offer expired at 12:00 Midnight, New York City time, on December 13, 1995. There will be no proration of the Depositary Shares tendered for exchange.

On November 8, 1995, PECO Energy Company commenced its offer to exchange Trust Receipts, each representing a 8.72% Cumulative Monthly Income Preferred Security, Series B representing a limited partner interest issued by PECO Energy Capital, L.P. for up to 5,400,000 outstanding Depositary Shares, each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy Company.

PECO Energy Capital, L.P. is a finance subsidiary of PECO Energy Company which was created solely for the purpose of issuing one or more series of its Preferred Securities constituting limited partner interests. The only assets of PECO Energy Capital, L.P. are the related series of subordinated debentures of PECO Energy Company. The Trust Receipts will be issued by PECO Energy Capital Trust I, a statutory business trust with assets consisting solely of the Preferred Securities.

PECO Energy Company expects to issue the Trust Receipts for distribution by the exchange agent on December 19, 1995.